Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

The information in this pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 1, 2011

PRICING SUPPLEMENT NO. 2011—MTNDG0006 DATED             , 2011

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 11, 2011 AND PROSPECTUS DATED FEBRUARY 11, 2011)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Non-Callable Notes due March 11, 2016

Linked to the Consumer Price Index

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

•

The notes have a maturity of approximately five years and will mature on March 11, 2016. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

•

The notes will bear interest during each monthly interest period at a variable rate which will not be less than 2.00% per annum or more than 6.00% per annum and will be determined based on the year-over-year percentage change in the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, which we refer to as the Consumer Price Index or CPI.

•

Interest on the notes, if any, will be payable monthly on the 11th day of each month, beginning on             , 2011 (expected to be April 11, 2011) and ending on the maturity date. We refer to each of these monthly payment dates as an interest payment date.

•	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-6.

The notes represent obligations of Citigroup Funding Inc. only. The notes have not been passed on by the U.S. Bureau of Labor Statistics. The notes are not sponsored, endorsed, sold or promoted by the U.S. Bureau of Labor Statistics and the U.S. Bureau of Labor Statistics makes no warranties and bears no liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this prospectus, prospectus supplement and pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	100%	$
Underwriting Discount	0.50%	$
Proceeds to Citigroup Funding Inc.	99.50%	$

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of 0.50% ($5.00) for each $1,000 note sold in this offering, while certain dealers will receive from Citigroup Global Markets a concession of not more than 1.00% ($10.00) for each $1,000 note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of 0.50% ($5.00) from this underwriting fee for each $1,000 note they sell, while certain dealers will receive from Citigroup Global Markets a concession of not more than 1.00% ($10.00) for each $1,000 note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution; Conflicts of Interest” in this pricing supplement for more information.

Citigroup Global Markets expects to deliver the notes to purchasers on or about March , 2011 (three business days after the pricing date).

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Non-Callable Notes Linked to the Consumer Price Index due March 11, 2016, or the notes, are investments linked to the CPI offered by Citigroup Funding Inc. having a maturity of approximately five years. The notes will bear interest during each monthly interest period at a variable rate equal to the year-over-year percentage change in the CPI from its level fifteen calendar months prior to the relevant payment month (as described below) to its level three calendar months prior to the relevant payment month (as described below) plus a spread of 0.70%, subject to a minimum interest rate of 2.00% per annum and a maximum interest rate of 6.00% per annum. For example, the interest rate applicable for the April 2011 payment month will equal the percentage change in the CPI from its level in January 2010 to its level in January 2011 plus a spread of 0.70%, subject to a minimum interest rate of 2.00% per annum and a maximum interest rate of 6.00% per annum.

Subject to the credit risk of Citigroup Inc., the notes pay at maturity an amount in cash equal to $1,000 plus any accrued and unpaid interest. The notes mature on March 11, 2016 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. All payments on the notes, including the repayment of principal, are subject to the credit risk of Citigroup Inc.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes—Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities—Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Interest on the Notes?

Yes. The notes will bear interest during each monthly interest period at a variable rate which will not be less than 2.00% per annum or more than 6.00% per annum and will be determined based on the year-over-year percentage change in the CPI. We will pay interest in cash monthly on the 11th day of each month, beginning on             , 2011 (expected to be April 11, 2011) and ending on the maturity date. We refer to each of these monthly payment dates as an interest payment date and to each month including an interest payment date as a payment month and each monthly period from and including the issue date or an interest payment date to but excluding the next interest payment date or the maturity date as an interest period.

Each note will pay interest on a relevant interest payment date, calculated by the calculation agent on a relevant determination date, as follows:

$1,000 × Interest Rate × (30 ÷ 360)

The per annum interest rate for any interest period will equal the following:

Inflation Rate + 0.70%

The inflation rate, for any relevant interest period, will equal the following:

Ending Index Level – Starting Index Level
Starting Index Level

The starting index level for each interest period will equal the CPI level for the calendar month that is fifteen calendar months prior to the relevant payment month, as reported by Bloomberg on Page “<CPURNSA Index>,” or any substitute page, on the relevant determination date.

The ending index level for each interest period will equal the CPI level for the calendar month that is three calendar months prior to the relevant payment month, as reported by Bloomberg on Page “<CPURNSA Index>,” or any substitute page, on the relevant determination date.

A determination date means the date that is five business days prior to any interest payment date. The first determination date is             , 2011 (expected to be April 6, 2011).

In calculating the starting index level and the ending index level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the relevant determination date, even if such level has been adjusted from a previously reported level for the relevant payment month. However, if a starting index level or an ending index level used by the calculation agent on any determination date to determine the interest rate on the notes is subsequently revised by the U.S. Bureau of Labor Statistics, the interest rate determined on such determination date will not be revised.

For more specific information about the “interest rate,” “interest payment dates,” “interest periods,” “payment months,” a “determination date” and the “inflation rate,” please see “Description of the Notes — Interest” in this pricing supplement.

What Will I Receive at Maturity of the Notes?

The notes will mature on March 11, 2016. Subject to the credit risk of Citigroup Inc., at maturity you will receive for each note you hold an amount in cash equal to $1,000 plus accrued and unpaid interest.

Where Can I Find Examples of Hypothetical Interest Rates?

For examples setting forth hypothetical interest rates over the term of the notes, see “Description of the Notes—Hypothetical Payment Examples” in this pricing supplement.

Who Publishes the CPI and What Does It Measure?

Unless otherwise stated, all information on the CPI provided in this pricing supplement is derived from the U.S. Bureau of Labor Statistics or other publicly available sources. The CPI is published monthly by the U.S. Bureau of Labor Statistics and is a measure of the average change in consumer prices over time in a fixed market basket of goods and services. This market basket includes food, clothing, shelter, fuels, transportation, charges for doctors’ and dentists’ services and drugs. In calculating the CPI, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The U.S. Bureau of Labor Statistics periodically updates the contents of the market basket of goods and services, and the weights assigned to the various items, to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at 100. For example, if the CPI for the 1982-to-1984 base reference period is 100, an increase of 1% from that period would be shown as 101, and a decrease of 1% from that period would be shown as 99. The CPI level for a particular month is released and published during the following month by the U.S. Bureau of Labor Statistics and is reported by Bloomberg on Page “<CPURNSA Index>,” and by other news services.

The notes represent obligations of Citigroup Funding only. The notes have not been passed on by the U.S. Bureau of Labor Statistics. The notes are not sponsored, endorsed, sold or promoted by the U.S. Bureau of Labor Statistics and the U.S. Bureau of Labor Statistics makes no warranties and bears no liability with respect to the notes.

How Has the CPI Performed Historically?

We have provided a table showing the level of the CPI for each month from January 2006 through January 2011 and a graph showing the level of the CPI for each month from January 2006 through January 2011, as reported by Bloomberg. You can find the table and the graph in the section “Description of the Consumer Price Index—Historical Data on the Consumer Price Index” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the CPI in recent years.

However, past performance is no indicator of how the CPI will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes—The Historical Performance of the Consumer Price Index Is Not an Indication of Its Future Performance” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

Amounts received as interest payments on the Notes will be taxable as ordinary interest income at the time that such payments are accrued or are received (in accordance with the holder’s method of tax accounting). Upon the sale or other taxable disposition of a Note, a holder generally will recognize capital gain or loss equal to the difference between the amount realized on such disposition and such holder’s tax basis in such Note. Such gain or loss generally will be long-term capital gain or loss if the holder has held the Note for more than one year at the time of disposition. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets Inc. and/or other of our affiliated dealers currently intend, but are not obligated, to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the section “Plan of Distribution; Conflicts of Interest” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets Inc. nor any of these affiliates will be obligated to engage in any market-making activities, or continue those activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. As calculation agent, Citigroup Financial Products will make determinations with respect to the notes. You should refer to “Risk Factors — The Calculation Agent, Which Is an Affiliate of the Issuer, Will Make Determinations With Respect to the Notes” in this pricing supplement for more information.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, linked to the CPI or the commodities, products or services included in the CPI market basket. The costs of maintaining or adjusting this hedging activity could affect the price at which our affiliate Citigroup Global Markets Inc. may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our or our affiliates’ receipt of profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws including individual retirement accounts, (which we call “Plans”), will be permitted to purchase or hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i)

none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the level of the CPI and other events that are difficult to predict and beyond our control.

The Amount of Interest Payable on the Notes Will Vary

The per annum interest rate is a variable rate dependent on the year over year percentage change in the level of the CPI. The interest amount payable in any interest period will decrease if any prior year-over-year increase in the CPI is reduced. In any interest period where the year-over-year percentage change in the level of the CPI is equal to or less than 1.30%, the interest rate will be limited to 2.00% per annum. If this is true in every interest period from and after             , 2011 (expected to be Mach 11, 2011), the interest paid on the notes for each relevant interest period will be limited to 2.00% per annum.

The Interest Rate Applicable to the Notes Will Be Subject to a Maximum Per Annum Rate

The interest rate applicable to the notes cannot exceed 6.00% per annum for any monthly interest period. This maximum interest rate will limit the amount of interest you may be paid on the notes to a maximum of $5.00 per note per monthly interest period. As a result, if the increase in the CPI applicable to any monthly interest period is greater than 5.30% (taking into consideration the spread of 0.70%), the notes will provide you less interest income than an investment in a similar instrument that is not subject to a maximum per annum interest rate.

The Interest Rate on the Notes May not Reflect the Actual Levels of Inflation Affecting Holders of the Notes

The CPI is just one measure of inflation and may not reflect the actual levels of inflation affecting holders of the notes. Accordingly, an investment in the notes may not fully offset any inflation actually experienced by investors in the notes.

Secondary Market Sales of the Notes May Result in a Loss of Principal

You will be entitled to receive at least the full principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than your initial investment.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The interest payable on the notes is dependent on the inflation rate and may be limited to 2.00%. As a result, if the average of the inflation rates for each relevant interest period is less than     %, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding (guaranteed by Citigroup Inc.) of comparable maturity.

Your Interest Rate Is Based upon the CPI. The CPI Itself and the Way the BLS calculates the CPI May Change in the Future

There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes, as described above, and that substitution may adversely affect the value of the notes.

The Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and Any Actual or Anticipated Changes to Its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Under the terms of the notes, Citigroup Inc. is ultimately obligated to return to you the stated principal amount at maturity, regardless of the level of the CPI. However, as with an ordinary debt security, you are subject to the credit risk of Citigroup Inc. The notes are not guaranteed by any entity other than Citigroup Inc. If Citigroup Inc. defaults on its guarantee obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the market value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors any May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of the notes in any secondary market will be affected by supply of and demand for the notes, the level of the CPI and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Level of the CPI. We expect that the market value of the notes at any time will depend substantially on the amount, if any, by which the level of the CPI changes from the starting index level. For example, increases in the level of the CPI may cause an increase in the market value of the notes because of the expectation that the interest payment on the notes will increase. Conversely, decreases in the level of the CPI may cause a decrease in the market value of the notes because of the expectation that the interest payments on the notes will decrease. If you choose to sell your notes when the level of the CPI has declined, you will likely receive less than the amount you originally invested.

The level of the CPI will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the urban market for consumer goods and services that comprise the CPI market basket. The hedging activities of Citigroup Funding’s affiliates and other trading activities of Citigroup Funding’s affiliates and other market participants can also affect the value of the commodities, products or services included in the CPI market basket and thus the level of the CPI.

Volatility of the CPI. Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the CPI changes during the term of the notes, the market value of the notes in the secondary market may decrease.

Changes in the CPI. There can be no assurance that the U.S. Bureau of Labor Statistics will not alter the methodology it uses in calculating the CPI. Any changes in this methodology could reduce the level of the CPI and thus lower the interest rate payable monthly on the notes. Additionally, in calculating the percentage change in the level of the CPI, the notes incorporate an approximate three-month lag, which may have an impact on the market value of the notes, particularly in periods of significant, rapid changes in the CPI. Finally, if the CPI is discontinued or substantially altered, a substitute index may be employed to calculate the index return amount payable on the notes, which may adversely affect the market value of the notes.

Interest Rates. We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount. As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the level of the CPI, which disparity is expected to be larger the longer the time remaining to the maturity of the notes. A “time premium” or “discount” results from expectations concerning the level of the CPI during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities. Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps or futures, linked to the CPI, or other similar measures, or the commodities, products or services included in the CPI market basket. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Funding’s affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Fees and Projected Hedging Profits. The price, if any, at which Citigroup Global Markets is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price since the public offering price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transaction. Our affiliates may realize a profit from the expected hedging activity even if the market value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by Citigroup Global Markets, as a result of dealer discounts, mark-ups or other transaction costs.

Credit Ratings, Financial Condition, and Results of Citigroup Funding and Citigroup Inc. Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit rating, financial condition, or results of Citigroup Inc. may affect the market value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

The Historical Performance of the CPI Is Not an Indication of Its Future Performance

The historical performance of the CPI, which is included in this pricing supplement, should not be taken as an indication of the future performance of the CPI during the term of the notes. Changes in the value of the CPI will affect the trading price of the notes, but it is impossible to predict whether the level of the CPI will fall or rise.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

The notes have not been and will not be listed on any exchange. There is currently no secondary market for the notes. Citigroup Global Markets and/or other of Citigroup Funding’s affiliated dealers currently intend, but are not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive. Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Citigroup Global Markets is willing to transact. If at any time Citigroup Global Markets were not to make a market in the notes, it is likely that there would be no secondary market for the notes. Accordingly, you should be willing to hold your notes to maturity.

The Calculation Agent, Which Is an Affiliate of the Issuer, Will Make Determinations with respect to the Notes

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products will determine the CPI level on any interest determination date and will calculate the interest payable to you on each interest payment date. Any of these determinations made by Citigroup Financial Products, in its capacity as calculation agent, including with respect to the calculation of the CPI in the event of their unavailability, may adversely affect the payments to you on any interest payment date.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

In anticipation of the sale of the notes, we expect one or more of our affiliates to enter into hedge transactions. This hedging activity will likely involve trading in instruments, such as options, swaps or futures, based upon CPI. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the market value of the notes declines.

Citigroup Funding, Its Subsidiaries or Affiliates May Publish Research that Could Affect the Market Value of the Notes

The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interests rates generally or with respect to the CPI specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

You Will Have No Rights Against the Publisher of CPI

You will have no rights against the publisher of CPI even though the amount you receive on an interest payment date will depend upon the level if CPI. The publisher of CPI is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Prospectus Supplement and Prospectus filed on February 14, 2011:

http://www.sec.gov/Archives/edgar/data/831001/000095012311013008/x89392ae424b2.htm

General

The Non-Callable Notes Linked to the Consumer Price Index due March 11, 2016 (the “Notes”) are investments linked to the CPI offered by Citigroup Funding Inc. and have a maturity of approximately five years.

The Notes will bear interest during each monthly interest period at a variable rate equal to the year-over-year percentage change in the CPI change in the level of the CPI from the Starting Index Level of the CPI to the Ending Index Level of the CPI (the “Inflation Rate”) plus a spread of 0.70%, subject to a minimum interest rate of 2.00% per annum and a maximum interest rate of 6.00% per annum.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued will be $         (        Notes). The Notes will mature on March 11, 2016. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of payments due under the Notes, including any payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof. All payments on the Notes, including repayment of principal, are subject to the credit risk of Citigroup Inc.

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

The interest payable on the Notes will vary, subject to a maximum interest rate of 6.00% per annum and a minimum interest rate of 2.00% per annum. We will pay interest in cash monthly on the 11th day of each month, beginning on ,             2011 (expected to be April 11, 2011) and ending on the maturity date.

Each Note will pay interest on a relevant Interest Payment Date, calculated by the calculation agent on a relevant Determination Date, as follows:

$1,000 × Interest Rate × (30 ÷ 360)

The per annum Interest Rate for any Interest Period will equal the following:

Inflation Rate + 0.70%

The Inflation Rate, for any relevant Interest Period, will equal the following:

Ending Index Level – Starting Index Level

Starting Index Level

The Starting Index Level for each relevant Interest Period will equal the CPI level for the calendar month that is fifteen calendar months prior to the relevant Payment Month, as reported by Bloomberg on Page “<CPURNSA Index>,” or any substitute page, on the relevant Determination Date.

The Ending Index Level for each relevant Interest Period will equal the CPI level for the calendar month that is three calendar months prior to the relevant Payment Month, as reported by Bloomberg on Page “<CPURNSA Index>,” or any substitute page, on the relevant Determination date.

An Interest Payment Date means the 11th day of each month, beginning on             , 2011 (expected to be April 11, 2011) and ending on the Maturity Date.

An Interest Period means each monthly period from and including the issue date or an Interest Payment Date to and including the day immediately preceding the next Interest Payment Date.

A Payment Month means each calendar month that includes an Interest Payment Date.

A Determination Date means the date that is five Business Days prior to any Interest Payment Date. The first Determination Date is             , 2011 (expected to be April 6, 2011).

In calculating the Starting Index Level and the Ending Index Level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the relevant Determination Date, even if such level has been adjusted from a previously reported level for the relevant Payment Month. However, if a Starting Index Level or an Ending Index Level used by the calculation agent on any Determination Date to determine the Interest Rate on the Notes is subsequently revised by the U.S. Bureau of Labor Statistics, the Interest Rate determined on such Determination Date will not be revised.

Interest, if any, will be payable to the persons in whose names the Notes are registered at the close of business on the Business Day preceding each Interest Payment Date. If an Interest Payment Date falls on a day that is not a Business Day, the interest payment to be made on that Interest Payment Date will be made on the next succeeding Business Day, unless that day falls in the next calendar month, in which case the Interest Payment Date will be the first preceding Business Day. Such payment will have the same force and effect as if made on that Interest Payment Date, and no additional interest will accrue as a result of delayed payment.

A “Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in the City of New York are authorized or obligated by law or executive order to close.

Payment at Maturity

The Notes will mature on March 11, 2016. Subject to the credit risk of Citigroup Inc., at maturity, you will receive for each Note you hold an amount in cash equal to $1,000 plus any accrued and unpaid interest.

Hypothetical Payment Examples

The interest payable for each Interest Period from and including             , 2011 (expected to be March 11, 2011) to but excluding the maturity date will be based on the level of the CPI as determined on the applicable Determination Date. Because the level of the CPI may be subject to significant variations over the term of the Notes, it is not possible to present a chart or table illustrating a complete range of such possible interest payments. The table below presents examples of hypothetical interest payments to be made based on various CPI levels. The table and the following examples of hypothetical interest payments are based on the following assumptions:

•	Principal amount: $1,000.00
•	Starting level of the CPI (Hypothetical Starting Level): 221.00
•	Spread: 0.70%
•	Maximum Interest Rate: 6.00%
•	Minimum Interest Rate: 2.00%

Hypothetical Interest Payments Based on Variable CPI Levels

Hypothetical Ending Index Level	Hypothetical Inflation Rate(1)	Hypothetical Interest Rate, Per Annum(2)	Hypothetical Interest Payment, Per Month(3)

205.53	-7.00%	2.00%	$1.67
207.74	-6.00%	2.00%	$1.67
209.95	-5.00%	2.00%	$1.67
212.16	-4.00%	2.00%	$1.67
214.37	-3.00%	2.00%	$1.67
216.58	-2.00%	2.00%	$1.67
218.79	-1.00%	2.00%	$1.67
221.00	0.00%	2.00%	$1.67
223.21	1.00%	2.00%	$1.67
225.42	2.00%	2.70%	$2.25
227.63	3.00%	3.70%	$3.08
229.84	4.00%	4.70%	$3.92
232.05	5.00%	5.70%	$4.75
234.26	6.00%	6.00%	$5.00
236.47	7.00%	6.00%	$5.00
238.68	8.00%	6.00%	$5.00
240.89	9.00%	6.00%	$5.00

(1)	Hypothetical Inflation Rate = Hypothetical Ending Index Level – Hypothetical Starting Index Level

                                                     Hypothetical Starting Index Level

(2)	Hypothetical Interest Rate = Hypothetical Inflation Rate +0.70%, subject to a maximum interest rate of 6.00% per annum and a minimum interest rate of 2.00%.
(3)	Hypothetical Interest Payment = $1,000 × Hypothetical Interest Rate × (30 ÷ 360).

Discontinuance of the CPI

If the U.S. Bureau of Labor Statistics discontinues production of the CPI, or the CPI is substantially altered, the calculation agent will determine the Ending Index Level of the CPI applicable by reference to (a) the substitute index chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I,

Paragraph B.4 of Part IV of 69 Federal Register, No. 144 (July 28, 2004), or (b) if no such index is chosen by the Secretary of the Treasury, the substitute index determined by the calculation agent, in its sole discretion, to be fair and reasonable under the circumstances.

If the calculation agent, in its sole discretion, determines that the CPI is discontinued or substantially altered and there is no substitute index, or that the Ending Index Level is not available for any other reason, the calculation agent will determine the Ending Index Level by a computation methodology that the calculation agent determines will replicate the CPI as closely as reasonably possible under the circumstances. For the avoidance of doubt, however, if the base reference period of the CPI is changed to a different base reference period and the 36-month base reference period encompassing the years 1982 to 1984 is no longer used, the base reference period will continue to be the 1982-to-1984 base reference period so long as the index with the 1982-to-1984 base reference period continues to be published.

Upon any selection by the calculation agent of a substitute index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the substitute index to the registered holders of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup Inc., the trustee and the beneficial owners of the Notes, absent manifest error.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities—Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “—Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of     % per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

The CUSIP number for the Notes is 1730T0LV9.

Calculation Agent

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE CONSUMER PRICE INDEX

General

Unless otherwise stated, we have derived all information regarding the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers provided in this pricing supplement, including its composition and method of calculation, from the U.S. Bureau of Labor Statistics (“BLS”), an agency within the United States Department of Labor, and other publicly available sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, BLS. BLS is under no obligation to continue to produce, and may discontinue or suspend the production of, the CPI at any time. We do not assume any responsibility for the accuracy or completeness of any information relating to the CPI.

BLS began calculating and publishing the CPI in January 1978 and currently releases thousands of detailed CPI numbers each month. The CPI level for a particular month is published during the following month. The index is a measure of the average change over time in the prices of a market basket of consumer goods and services, representing the buying habits of residents of urban or metropolitan areas in the United States. This sampling of the urban or metropolitan consumers represents approximately 87% of the total U.S. population, and it excludes the spending patterns of persons living in rural non-metropolitan areas, farm families, persons in the armed forces and those in institutions, such as prisons or mental hospitals.

The CPI market basket is created from detailed expenditure information provided by families and individuals on what they actually bought during certain periods of time. The current CPI uses information collected from the Consumer Expenditure Survey during 2001 and 2002. For each of those years, approximately 10,000 families in the United States provided information on their expenditures in quarterly interviews. For information on frequently purchased items, such as food and personal care products, another 7,500 families kept diaries listing everything they purchased during a two-week period. The eight major groups of goods and services included in the CPI basket are food and beverages, housing, apparel, transportation, medical care, recreation, education and communication and other goods and services. The CPI excludes taxes that are not directly associated with the purchase of consumer goods and services, as well as investment items.

To assess market prices for the goods and services included in the CPI market basket, BLS data collectors visit or call thousands of retail stores, service establishments, rental units and doctors’ offices to obtain price information on thousands of items each month. During each visit or call, the data collectors gather price information on a specific good or service that was specifically defined during an earlier visit. If that item is still available, the data collector records the price. If that item is no longer available or there have been changes to its quality or quantity since the last time prices were collected, the data collector selects a new item or records the quality change relating to the current item. The recorded price information is then sent to BLS where commodity specialists, who have detailed knowledge of the particular goods or services priced, review the data for accuracy and consistency and seek, through complex adjustments based on statistical analysis, to prevent changes in the quality of items from affecting the CPI’s measurement of price change.

Price changes for the goods or services included in the CPI market basket are averaged together with weights, which represent their importance in the expenditures of U.S. urban households on consumer goods and services. BLS periodically updates the goods and services included in the CPI market basket, as well as the weights assigned to the various items, to account for changes in broader consumer spending patterns.

Any changes in the prices of the goods or services included in the CPI market basket is then compared to a reference base, which is the average index level (representing the average price level) for the 36-month period covering the years 1982, 1983 and 1984 and which is set at 100. A positive index level change of 1 signifies a 1% increase in prices since the reference period, while a negative index level change of 1 signifies a 1% decrease in prices since the reference period.

The Notes are linked to the non-seasonally adjusted CPI. Consequently, there is no elimination of the effect of changes that tend to occur at the same time and with approximately the same magnitude each year (e.g., those changes relating to holidays or climate patterns).

The Notes represent obligations of Citigroup Funding only. The Notes have not been passed on by BLS. The Notes are not sponsored, endorsed, sold or promoted by BLS and BLS makes no warranties and bears no liability with respect to the Notes.

Historical Data on the CPI

The following table sets forth the CPI levels in the period from January 2006 through January 2011, as reported by Bloomberg. The historical data on the CPI are not indicative of the future performance of the CPI or what the value of the Notes may be. Any historical upward or downward trend in the CPI during any period set forth below is not an indication that the CPI is more or less likely to increase or decrease at any time over the term of the Notes.

	2006	2007	2008	2009	2010	2011
January	198.3	202.416	211.08	211.143	216.687	220.22
February	198.7	203.499	211.693	212.193	216.741
March	199.8	205.352	213.528	212.709	217.631
April	201.5	206.686	214.823	213.24	218.009
May	202.5	207.949	216.632	213.856	218.18
June	202.9	208.352	218.815	215.693	217.97
July	203.5	208.299	219.964	215.351	218.01
August	203.9	207.917	219.086	215.834	218.31
September	202.9	208.49	218.783	215.969	218.44
October	201.8	208.936	216.573	216.177	218.71
November	201.5	210.177	212.425	216.33	218.80
December	201.8	210.036	210.228	215.949	219.18

The following graph shows the CPI levels in the period from January 2006 through January 2011, using historical data as reported by Bloomberg. Past movements of the CPI are not indicative of future levels of the CPI.

U.S. City Average All Items Consumer Price Index for All Urban Consumers (Non-Seasonally Adjusted)

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

United States Holders

Receipt of Interest Payments. Amounts received as interest payments on the Notes will be taxable to a U.S. Holder as ordinary interest income at the time that such payments are accrued or are received (in accordance with such U.S. Holder’s method of accounting).

Purchase, Sale and Retirement of Notes. Upon the sale, exchange or retirement of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and the U.S. Holder’s tax basis in such Note. A U.S. Holder’s tax basis in a Note generally will equal the cost of such Note to such holder. Gain or loss recognized by a U.S. Holder generally will be long-term capital gain or loss if the U.S. Holder has held the Note for more than one year at the time of disposition. Long-term capital gains recognized by an individual holder generally are subject to tax at a lower rate than short-term capital gains or ordinary income. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding. Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

A holder or beneficial owner of Notes that is not a U.S. Holder (a “Non-U.S. Holder”) generally will not be subject to U.S. federal income or withholding tax on the payments of interest on the Notes, provided that the Non-U.S. Holder certifies on IRS Form W-8BEN (or a successor form), under penalties of perjury, that it is a Non-U.S. Holder and provides its name and address or otherwise satisfies applicable documentation requirements and the payments are not effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, where a tax treaty applies, are not attributable to a United States permanent establishment). Any gain realized on the sale of Notes by a Non-U.S. Holder will generally be exempt from U.S. federal income and withholding tax unless the gain is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder (or, where a tax treaty applies, is attributable to a United States permanent establishment), or in the case of gain realized by an individual Non-U.S. Holder, the Non-U.S. Holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

In general, a Non-U.S. Holder will not be subject to U.S. federal backup withholding or information reporting with respect to payments of interest on the Notes if the Non-U.S. Holder provides an IRS Form W-8BEN (or a successor form) with respect to such payments.

U.S. Federal Estate Tax. A Note beneficially owned by a Non-U.S. Holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate tax.

PLAN OF DISTRIBUTION; CONFLICTS OF INTEREST

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of Notes (         Notes) for 0.50% ($5.00) per $1,000 Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession of not more than 1.00% ($10.00) per $1,000 Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of not more than 1.00% ($10.00) per $1,000 Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets a fixed sales commission of 0.50% ($5.00) from this underwriting fee for each $1,000 note they sell, while certain dealers will receive from Citigroup Global Markets a concession of not more than 1.00% ($10.00) for each $1,0000 note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors—Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121of the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc., its subsidiaries, or affiliates of its subsidiaries have investment discretion are not permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

We are responsible for the information contained and incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. You should not assume that the information contained or incorporated by reference in this pricing supplement or the accompanying prospectus supplement or prospectus is accurate as of any date other than the date on the front of the document. We are not making an offer of these securities in any state where the offer is not permitted.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Non-Callable Notes

Linked to the Consumer Price Index

due March 11, 2016

($1,000 Principal Amount per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

                     , 2011

(Including Prospectus Supplement

Dated February 11, 2011 and

Prospectus Dated February 11, 2011)